Exhibit 1

News Release

RINKER TO INVEST US$30 MILLION IN GREENFIELD PLANT DEVELOPMENT IN FLORIDA AND NEVADA

Rinker Group Limited (“Rinker”) subsidiary Rinker Materials Corporation announced today that it would invest over US$30 million to develop new concrete block and concrete manufacturing facilities, to meet increasing demand in Florida and Nevada.

New block plants will be built at Jacksonville and Fort Pierce, on the Florida east coast, and a new premix concrete plant will be constructed at Davenport, south of Orlando, Florida.  Additional block production lines will be developed adjacent to existing operations in Davenport, and Las Vegas, Nevada.

All plants are projected to be earning above their weighted average cost of capital within the first full year. In addition, Rinker Materials will gain pull-through benefits in its aggregates and cement operations as these materials are utilised internally.

Around 40 additional employees will be required to support the new operations in Florida, with a further seven people in Las Vegas.

“This new investment is necessary to expand our footprint in the high population growth areas of Florida and Nevada, and to meet the increasing demand we are seeing,” said Rinker Chief Executive David Clarke. “We are currently capacity constrained in some regions and have been unable to meet existing demand from our customers.

“These plants will incorporate state-of-the-art manufacturing techniques which will enable us to further improve the quality of the product and the production process, while at the same time reducing costs.”

All plants are scheduled to be operational between April and August next year.  Production will be gradually ramped up over time to meet the expected growth in local markets, both in the residential and non-residential sectors.

The new facilities are:

•                  A US$8.3 million development of a second production line, with capacity for 5.5 million units, at the Las Vegas block plant.  The current facilities are capacity constrained.  The new

Rinker Group Limited    ABN 53 003 433 118
Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au plant, expected to be fully operational by August next year, will mean a significant improvement in delivery times to customers.

•                  A US$6.9million block plant at Fort Pierce, on the Florida east coast.  Production capacity will be around seven million units per year, and will be gradually brought on line to meet market growth.

The plant, expected to be operational by April 2004, will enable Rinker Materials to service customers in the coastal region of Palm Beach, Okeechobee, Martin, St Lucie and Indian River.

The existing seven million unit capacity operation at Fort Pierce, located adjacent to the proposed plant, will be retained but some jobs will be shared between the two operations. Delivery times and manufacturing efficiency are expected to improve significantly.

•                  A US$6.2 million concrete block plant in southern Jacksonville, Florida, which will replace the nearby 26-year-old Talleyrand plant.  The new plant will have a total production capacity of seven million units, up from the four million currently, and is scheduled to be commissioned by June next year.  Jacksonville is home to two Fortune 500 companies, Winn-Dixie and CSX Transportation, and several major military bases.

•                  A US$6.1 million second production line at the Davenport block plant, near Orlando, Florida, with capacity of seven million units, equivalent to the existing line. The new plant will service the growth corridor between Orlando and Tampa and is scheduled for completion by June next year.

•                  A US$2.8 million greenfields premix concrete plant on the site of the Rinker Materials sand mine at Davenport. Initial production will be around 100,000 cubic yards a year, from April next year, with further growth expected as demand increases.

Rinker Materials is the number one manufacturer of concrete block in the US, producing over 140 million units a year from 23 plants in Florida, Nevada, New Mexico and Indiana, and the second largest premix concrete manufacturer in the US with 147 plants, producing around 14 million cubic yards a year (11 million cubic metres).

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Rinker’s trading revenue (year ended March 2003)* is around US$3.2 billion (A$5.2 billion}, profit from ordinary activities before interest and tax (EBIT) is over US$420 million (A$698 million) and net cash from operating activities is over US$550 million (A$913 million). Rinker has

13,000 employees in over 730 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

*  Revenue, profit, cash flow figures for the year ended March 2003, including only 6 months of the US$540 million Kiewit acquisition in September 2002. The figures assume that Rinker, recently demerged from CSR Limited, existed as a separate economic entity during the year.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (int,+ 61 419 476 546)

5 November 2003

RIN 11-06